Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@ eversheds-sutherland.com

June 4, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Jeff Long

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. - Registration Statement on
Form N-2 (File No. 333-217217)
Post-Effective Amendment No. 1

Dear Mr. Long:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the requests for certain undertakings by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were communicated to the Company via telephone on April 30, 2018, with respect to the Company’s registration statement on Form N-2 (File No. 333-217217) last filed with the SEC on April 4, 2018 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).

The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the responses below are set forth in Post-Effective Amendment No. 2 to the Registration Statement filed herewith.

ACCOUNTING COMMENTS:

Fees and Expenses

1.	The Incentive Fee line item in the Fees and Expenses Table currently reads as 0.0%. Please advise whether the line item includes an assumption regarding any capital gains incentive fees. Additionally, please consider whether the line item should be revised to show the percentage for incentive fees and the impact of the waiver separately.

Response: The Company acknowledges the Staff’s comment and has revised the Fees and Expenses table to reflect an assumed amount of incentive fees payable over the following twelve months and to note the incentive fee waiver in the corresponding footnote. The Company advises the Staff that it does not expect to pay any capital gains incentive fees in the following twelve months and has included disclosure to that effect in the related footnote.

Selected Consolidated Financial Data

2.	Please advise whether the weighted average annual yield on debt and income-producing investments disclosed under the subheading “Other data” excludes any non-income producing securities. If so, please also disclose the weighted average yield including the effect of non-income producing securities. (See May 16, 2017 AICPA Expert Panel Minutes).

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U.S. Securities and Exchange Commission June 4, 2018 Page 2

Response: The Company acknowledges the Staff’s comment and advises the Staff that the percentage disclosed is the weighted average yield on all of the Company’s debt investments and income producing equity securities, including any investments on non-accrual as of such date. The Company advises the Staff that this percentage does not include any non-income-producing equity investments, including equity investments that may have paid discretionary distributions in the past, but do not pay a regular contractual distribution to stockholders. If the Company did include these investments in its weighted average yield calculation, calculated as investment income over total amortized cost basis of investments, the percentage would be 10.7% as of March 31, 2018, and 12.3% as of December 31, 2017.

The Company excludes non-income-producing equity investments from its weighted average yield calculation because it believes that including such investments could cause the weighted average yield on income producing investments to be higher or lower than what is representative of the Company’s investments generally. The Company notes that industry practice generally excludes such investments from yield calculations, which provides investors with a more steady-state return on income-producing securities.

The Company has revised its disclosure to clarify that weighted average yield does not represent a return to stockholders and to specify that the percentage does not include any non-income-producing equity investments.

Senior Securities

3.	Please review the total senior securities amount for the year ended December 31, 2017 and confirm that the amount is accurate.

Response: The Company has reviewed the amounts disclosed in the senior securities table and has revised the table as necessary.

The Advisor

4.	Please consider revising the example calculations of the incentive fee before and after the adoption of the new income incentive fee using the same assumptions. We believe that this would be helpful for investors to understand the impact of the change.

Response: The Company acknowledge the Staff’s comment and has revised the example calculations of the incentive fee before and after the adoption of the new income incentive fee using the same assumptions.

5.	Please confirm that the Company has identified any portfolio securities included in the Schedule of Investments that are “restricted” as required by Regulation S-X Rule 12-12, footnote 8.

Response: The Company acknowledges the Staff’s comment and will include the information required by footnote 8 to Rule 12-12 with respect to its investments in “restricted securities”.

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U.S. Securities and Exchange Commission June 4, 2018 Page 3

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Adam Park at (202) 383-0937.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus